[Waste Management, Inc. Letterhead]

March 29, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Steve Lo and Raj Rajan

Re: Waste Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 15, 2022
File No. 001-12154

Dear Mr. Lo and Mr. Rajan:

We are responding to a comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated March 22, 2022, relating to the above-referenced filing (the “Form 10-K”) of Waste Management, Inc. (the “Company”). We propose to address the Staff’s comment in this response letter and will amend the filing of our Form 10-K for the year ended December 31, 2021 accordingly. For your convenience, our response is prefaced by the text of the comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 127

1.	Please amend your filing to include a revised management’s report on internal control over financial reporting with a statement as to whether or not your internal control over financial reporting is effective. Refer to Item308(a) of Regulation S-K.

Response:

Amended Item 9A Controls and Procedures. Management’s Report on Internal Control Over Financial Reporting, page 127

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

March 29, 2022

The Company will include the following statement in Management’s Report on Internal Control Over Financial Reporting within a Form 10-K/A for the year ended December 31, 2021:

“Management of the Company assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.”

The Company intends to file the amendment to the Form 10-K on March 29, 2022.

* * * *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 328-7438.

Sincerely,

/s/ Leslie K. Nagy

Mrs. Leslie K. Nagy

Vice President & Chief Accounting Officer

cc:Waste Management, Inc.:

Mr. William B. Plummer, Chairman – Audit Committee

Mr. Thomas H. Weidemeyer, Chairman of the Board

Mr. James C. Fish, Jr., President & Chief Executive Officer

Ms. Devina A. Rankin, Executive Vice President & Chief Financial Officer

Mr. Charles C. Boettcher, Executive Vice President, Corporate Development & Chief Legal Officer